Mario Simonson (Founder, President, and Board Member)

I joined the military when I was 18 years old to pay for college at San Francisco State. During college, I was called into active duty for Dessert Storm. After serving in the Navy Seabees for two years, I started my first company, Superior Vending, by buying three vending machines on a credit card. Eventually, I grew the company to +4,000 vending machines and +100 employees. Superior vending was at every major retail and public location, including all schools, college, and airports in San Francisco Bay Area. Simultaneously, I started three other companies; a moving company, a vending distributorship company, and a cash and carry company. The vending distributorship company helped other entrepreneurs start their own vending business. The cash and carry company was a supply store that sold machines and goods to other small vending business owners. All four companies were sold between 2008 and 2009. The vending company was sold to the largest vending services company in the world (Canteen, now owned by Compass Group North America).

After exiting the vending business, I had an idea and leveraged my relationships in the sporting industry to launch Denco Sports Luggage. I obtained the licensing rights from major sports leagues (MLB, NBA, NHL, NCAA – select schools) and began selling sports branded luggage, wheeled bags, wheeled duffels, and wheeled backpacks. Within two years, Denco was generating $3MM in revenue. Denco products were sold at major retailers, including Costco and Kohl's. I sold Denco to my leading competitor, Concept One Accessories, and stayed on as President of Denco Sports Luggage.

Following Concept One, I joined Aminco International USA, Inc. as Vice President. Aminco sells NFL, MLB, NBA, NHL, and NCAA branded emblematic jewelry and accessories such as lapel pins, keychains, lanyards, zipper pulls, magnets, bag tags, and fashion jewelry. With my relationships and experience, I increased sales from $10MM to $22MM in two years.

In 2017, I left Aminco to buy back Denco (which by then included the NFL license) when Concept One sold their entire team sports bag business. Denco was folded into a newly founded umbrella company, MOJO Licensing. Since founding MOJO Licensing, I obtained the Team USA Olympics license and MOJO became the official travel company for Team USA Olympics. I also expanded MOJO's product line up to include pet carriers, tool bags, and a fashion focused signature bag line. Most recently, I secured the PGA Tour brand and will be rolling out a full line of products for it, including golf bags, golf travel bags, luggage, backpacks, and fashion focused women's signature bags. Over the last three years, I built out our sports license offerings, product line, personnel, infrastructure systems, warehouse operations, and third-party retail distribution channels. At the same time, MOJO sales increased each year. MOJO products are sold at all major online and bricks and mortar retailers in the U.S.

In addition to running my own companies, I have also consulted various companies on how to grow their businesses. I have seven patents and three trademarks.